December 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Franklin Wyman, Angela Connell, Irene Paik and Mary Beth Breslin

Re:	DiaMedica Therapeutics Inc.
Registration Statement on Form S-1, as amended
File No. 333-228313

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of common shares of DiaMedica Therapeutics Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 3:30 p.m. Eastern Time on December 6, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated November 28, 2018, through the time of effectiveness:

Preliminary Prospectus dated November 28, 2018:

250 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, CRAIG-HALLUM CAPITAL GROUP LLC As Representative of the several Underwriters

By:	/s/ John Flood
Name: Title:	John Flood Chairman

[Signature Page to Acceleration Request]